UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
7 April 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Corium International, Inc.

File No. 1-36375 -- CF# 34638

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Corium International, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 12, 2014. Corium International, Inc. also requested confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 20, 2017.

Based on representations by Corium International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 10-Q filed August 12, 2014	through April 30, 2017
Exhibit 10.1 to Form 8-K filed January 20, 2017	through April 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary